SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            _________________________

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9
                            _________________________


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               Secured Income L.P.
                            (Name of Subject Company)

                      Wilder Richman Resources Corporation
                      (Name of Person(s) Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                          _____________________________

                                  Gina K. Dodge
                      Wilder Richman Resources Corporation
                        599 West Putnam Avenue, 3rd Floor
                               Greenwich, CT 06830
                                 (203) 869-0900
                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the Person(s) Filing Statement)

                                   Copies to:

                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                          ____________________________

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            This Amendment No. 1 amends and supplements the
solicitation/recommendation statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") initially filed by Wilder Richman Resources Corporation ("WRRC"), one of the general partners of Secured Income L.P. (the "Partnership"), with the Securities and Exchange Commission on October 14, 2004, relating to the offer by MP Falcon Growth 2, LLC; MP Value Fund 6; MPF Dewaay Fund 2, LLC; MP Income Fund 18, LLC; Mackenzie Patterson Special Fund 7, LLC; Accelerated High Yield Institutional Investors, L.P.; Mackenzie Specified Income Fund, L.P; Mackenzie Patterson Special Fund 5, LLC; and MP Income Fund 16, LLC, each a real estate investment fund managed or advised by MacKenzie Patterson Fuller, Inc., a private, independent real estate investment firm (collectively, the "Purchasers"), to purchase 100,000 Units at an offer price of $34.00 per Unit in cash, subject to the conditions set forth in the Offer to Purchase, dated September 22, 2004 (as amended on October 5, 2004 and October 25, 2004, the "Offer to Purchase"), and in the related Letter of Transmittal (collectively, and as amended from time to time, the "Offer Documents"), which together constitute the tender offer (the "Mackenzie Offer"). The Offer Documents were included as exhibits to a Schedule TO filed by the Purchasers with the SEC on September 22, 2004, which was amended on October 5, 2004 and October 25, 2004. The Mackenzie Offer will expire, unless further extended, on November 5, 2004 at midnight (further extended from the expiration date of November 2, 2004) Pacific Standard Time.

            For the reasons stated in the Schedule 14D-9 previously distributed in respect of the Mackenzie Offer, WRRC recommends against accepting the Mackenzie Offer, except for holders of Units who require liquidity at this time. WRRC believes that Unit holders may realize greater value through a sale of the Properties, which could be accomplished within the next four to twelve months. WRRC is in discussions with a number of potential purchasers for the properties and has received a written offer of $60,000,000 for the Westmont property, which is currently being negotiated. WRRC has been in discussions and expects to receive a written offer for the Fieldpointe property in the near future.

            For a Unit holder who, because of individual circumstances, requires liquidity in its investment at this time, the Mackenzie Offer provides the highest cash price of which we are aware. However, Unit holders should note that the Purchasers are seeking only 100,000 Units in the Mackenzie Offer; and, therefore, Unit holders who tender in the Mackenzie Offer may be subject to proration and retain a portion of their Units.

            WRRC urges Unit holders to consider all available information before making a decision whether to tender their Units.

Item 8.  Additional Information.

            Item 8 is hereby supplemented as follows:

            On October 25, 2004, the Purchasers filed an Amendment No. 2 to Schedule TO ("Amendment No. 2") with the SEC. In Amendment No. 2, the Purchasers increased the offer price in the Mackenzie Offer from $30.00 per Unit to $34.00 per Unit and announced a three day extension of the Mackenzie Offer to November 5, 2004 at midnight, Pacific Standard Time, unless further extended.



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


                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 29, 2004

                                        WILDER RICHMAN RESOURCES CORPORATION


                                        By: /s/ Gina K. Dodge
                                           ------------------------------------
                                            Name:  Gina K. Dodge
                                            Title: Secretary





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